GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SEC MAIL RECEIVED PROCESSING
AUG 15 2005
WASH. D.C. 199 SECTION

[redacted]

05010479

82-3023

SUPPL

August 2, 2005

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-~~4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

D. Chapman

Debra Chapman
Assistant Secretary

/dc

Encl.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

dlw 8/16

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE PROPOSED PRIVATE PLACEMENT

August 2, 2005

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $100,000.00 by way of an arm's length private placement. The proposed placement will consist of the purchase of 1,000,000 common shares of the Company at a price of $0.10 per share, with warrants attached to purchase up to a further 1,000,000 shares, at a price of $0.15 per share, for a period of two years. A finder's fee of ten percent will be paid to an arm's length third party.

The proceeds from the placement will be added to the Company's working capital.

The proposed private placement is subject to acceptance by regulatory authorities.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.